June 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-3628

Attn:	Paul Fischer Celeste M. Murphy

Re:	Progenity, Inc. (the “Company”) – Request for Acceleration Registration Statement on Form S-1 (File No. 333-238738)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on June 18, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 3,001 copies of the Company’s Preliminary Prospectus dated June 15, 2020 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Piper Sandler & Co. Wells Fargo Securities, LLC As representatives of the several Underwriters

By:	Piper Sandler & Co.

By:	/s/ Neil Riley

Name:	Neil Riley

Title:	Managing Director

By:	Wells Fargo Securities, LLC

By:	/s/ Geoffrey Goodman

Name:	Geoffrey Goodman

Title:	Managing Director

[Signature Page to Acceleration Request Letter]